Michael J. Minahan 617.570.1021 mminahan@goodwinlaw.com	Goodwin Procter LLP Counselors at Law 100 Northern Avenue Boston, MA 02210 T: 617.570.1000 F: 617.523.1231

November 21, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Dana Brown, Attorney-Advisor
Office of Transportation and Leisure

Re:	Yatra Online, Inc. Amendment No. 3 to Registration Statement on Form F-4

Filed November 15, 2016

File No. 333-213862

Dear Mr. Brown:

This letter is submitted on behalf of Yatra Online, Inc. (the “Company” or “Yatra”) and Terrapin 3 Acquisition Corporation (“Terrapin 3”) in response to the comments of the staff of the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-4 filed on September 29, 2016 (“Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on October 25, 2016, Amendment No. 2 to the Registration Statement filed on November 1, 2016 and Amendment No. 3 to the Registration Statement filed on November 15, 2016 (“Amendment No. 3”), as set forth in the Staff’s letter dated November 18, 2016 (the “Comment Letter”). The Company is concurrently submitting Amendment No. 4 to the Registration Statement (“Amendment No. 4”) which includes changes that principally reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 3, and page references in the responses refer to Amendment No. 4. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company and by Terrapin 3.

United States Securities and Exchange Commision

November 21, 2016

General

1.	Please revise so that all material information is provided as of the most recent practicable date. By way of example, we note that you disclose the amount in the trust account as of September 23, 2016, the approximate amount per share upon the exercise of redemption rights as of September 26, 2016, and the number of Terrapin 3 Class A and Class F shares outstanding as of September 23, 2016.

RESPONSE: In response to the Staff’s comment ,Terrapin 3 has revised the disclosure on pages 7, 9, 15, 23, 49, 51, 57, 147 and 158 of Amendment No. 4 to provide all material information as of the most recent practicable date.

Selected Consolidated Historical Financial Data of Yatra, page 20

2.	We note that you have revised to disclose Revenue Less Service Cost for the three months ended June 30, 2016 and 2015. Please revise your disclosure on page 22 to include the reconciliation of Revenue Less Service Cost to the most comparable IFRS measure for these interim periods ended June 30, 2016 and 2015.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 22 of Amendment No. 4 to include the reconciliation of Revenue Less Service Cost to the most comparable IFRS measure for these interim periods ended June 30, 2016 and 2015.

Selected Historical Financial Data of Terrapin 3, page 23

3.	Please revise this disclosure to reflect the amounts as of September 30, 2016 consistent with the updated interim financial statements for the same period.

RESPONSE: In response to the Staff’s comment, Terrapin 3 has revised the disclosure on page 23 of Amendment No. 4 to reflect such amounts as of September 30, 2016.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 24

4.	We note that in this section you disclose the pro forma balance sheet data as of March 31, 2016 and the income statement data for the year ended March 31, 2016. In light of the fact that you have updated your pro forma financial statements which begin on page 85 to reflect the pro forma statement of position as of June 30, 2016 and the pro forma results of operations for the quarter ended June 30, 2016, please revise your selected unaudited pro forma condensed combined financial information on page 24 to be consistent with these periods.

United States Securities and Exchange Commision

November 21, 2016

RESPONSE: In response to the Staff’s comment, Yatra and Terrapin 3 have revised the disclosure on page 24 of Amendment No. 4 to reflect such information as of June 30, 2016.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan

Michael J. Minahan

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